Exhibit 99.1

FOR IMMEDIATE RELEASE

ASX & MEDIA RELEASE	(ASX: SGM, NYSE: SMS)	6 May 2010
SIMS METAL MANAGEMENT ANNOUNCES RESULTS
FOR NINE MONTHS ENDED 31 MARCH 2010
Highlights (Unaudited and in Australian Dollars) for the Nine Month Period
•	Sales revenue of $5.0 billion

•	EBITDA of $214.0 million

•	EBIT of $105.2 million

•	Net profit after tax of $70.4 million

•	Basic earnings per share of 37 cents

•	Scrap intake of 9.7 million tonnes
Financial Results for the Nine Months Ended 31 March 2010
Sims Metal Management today announced sales revenue for the nine months ended 31 March 2010 of $5.0 billion, down 31 percent on the prior corresponding nine month period. EBITDA (earnings before interest, tax, depreciation and amortisation) was $214.0 million, down 23 percent on the prior corresponding nine month period. EBIT (earnings before interest and tax) was $105.2 million. The Company recorded a net profit after tax of $70.4 million. Scrap intake and shipments were 9.7 million tonnes and 9.2 million tonnes, respectively. Basic earnings per share for the nine months ended 31 March 2010 was 37 cents.
Financial Results for the Three Months Ended 31 March 2010
In the third quarter ended 31 March 2010, Sims Metal Management had sales revenue of $1.6 billion and a net profit after tax of $30.4 million. EBITDA totaled $78.0 million and EBIT was $43.1 million. Scrap intake and shipments were 3.1 million tonnes and 2.6 million tonnes, respectively. Basic earnings per share for the third quarter of fiscal 2010 was 16 cents.
Group Chief Executive Officer Daniel W. Dienst stated, “In our third quarter we generated significant earnings growth sequentially despite relatively in line sales revenue, resulting in a net profit after tax of $30.4 million, or 16 cents per share. While scrap intake increased by only 3 percent as compared to the second quarter, we are seeing significantly improved scrap flows in our fourth quarter, particularly in North America.”
Mr. Dienst continued, “We are encouraged by our third quarter results and have built momentum heading into the close of our fiscal 2010. The cost efficiencies achieved over the past 18 months have positioned Sims Metal Management to take advantage of our competitive position and will provide tremendous operating leverage as and when scrap intakes normalise.”
North America
Sales revenue was down 40 percent on the prior corresponding nine month period to $3.3 billion. On a U.S. dollar equivalent basis, sales revenue was down 29 percent on the prior corresponding nine month period to US$2.9 billion. EBIT was $30.0 million in the nine months ended 31 March 2010. It is also important to note that the carry over tonnes from our third quarter, which will ship early in the fourth quarter, primarily relate to the North American metals business.

During the nine months ended 31 March 2010, scrap intake in North America was 7.3 million tonnes, a decrease of 4 percent as compared to the prior corresponding period. Scrap intake and shipments in North America for the three months ended 31 March 2010 were 2.3 million tonnes and 1.9 million tonnes, respectively.
Mr. Dienst said, “We are cautiously encouraged by recent economic data and manufacturing activity in the region, and, as anticipated, scrap flows have increased considerably in North America as the weather and pricing has improved. We took difficult but necessary steps to streamline and invest in our operations during the downturn, and we are reasonably confident that our fully integrated and industry leading footprint in the U.S. will enable us to deliver stronger results in the fourth quarter and beyond.”
Australasia
Sales revenue in the nine months ended 31 March 2010 was $895.0 million, up by 1 percent on the prior corresponding nine month period. EBIT was $28.7 million in the nine months ended 31 March 2010.
During the nine months ended 31 March 2010, scrap intake in Australasia was 1.3 million tonnes, an increase of 13 percent as compared to the prior corresponding nine month period. Scrap intake and shipments for the three months ended 31 March 2010 were 420,000 tonnes and 386,000 tonnes, respectively.
Mr. Dienst said, “Our operations in Australasia have continued to deliver solid returns — both through the global economic downturn and in our current fiscal year. We are proud of our position in the region as a tested market leader and, as we come to the end of our fiscal year, we will continue focusing on and investing in those aspects of our business that differentiate us in this important market.”
Europe
Sales revenue in the nine months ended 31 March 2010 was $873.0 million, down by 2 percent on the prior corresponding nine month period. EBIT was $46.5 million in the nine months ended 31 March 2010.
Scrap intake in the nine months ended 31 March 2010 was 1.1 million tonnes, an increase of 3 percent as compared to the prior corresponding nine month period. Scrap intake and shipments for the three months ended 31 March 2010 were 373,000 tonnes and 310,000 tonnes, respectively.
Mr. Dienst stated, “We are pleased with our performance in Europe, especially against the backdrop of continued severe macroeconomic challenges in the region. Strong earnings in Europe are once again attributable to the solid performance of our SRS platform, as well as the non-ferrous trading business.”
Capitalisation
As of 31 March 2010, the Company had net debt balances of approximately $0.6 million, against shareholder equity of $3.0 billion.
Mr. Dienst stated, “Our balance sheet remains strong, and we have begun the implementation and installation of advanced downstream technologies at our facilities around the world. We have recently completed construction of advanced downstream systems in North America and are accelerating plans for similar projects across our global footprint in fiscal 2011. Additionally, we continue to seek opportunities to expand our business in order to leverage our core competencies, which include our proven ability to create shareholder value through accretive acquisitions.”

Markets & Outlook
Notwithstanding recent volatility and commodity price declines, global trading conditions for both ferrous and non-ferrous commodities generally improved from the end of the second quarter of fiscal 2010. The Company was a judicious seller of ferrous scrap in its third quarter, as evidenced by the 500,000 tonne difference between intake and shipments.
Sims Metal Management has increased scrap intake in its fourth quarter despite pricing dislocations. The recent improvement in intake, particularly in North America, is subject, longer term, to economic recovery and stability in the markets in which the Company operates and trades. Absent a significant decline in commodity prices from its third quarter, or adverse global economic developments, the Company expects sequential earnings growth in its fourth quarter.
Cautionary Statements Regarding Forward-Looking Information
This release may contain forward-looking statements, including statements about Sims Metal Management’s financial condition, results of operations, earnings outlook and prospects. Forward-looking statements are typically identified by words such as “plan,” “believe,” “expect,” “anticipate,” “intend,” “outlook,” “estimate,” “forecast,” “project” and other similar words and expressions.
These forward-looking statements involve certain risks and uncertainties. Our ability to predict results or the actual effects of our plans and strategies is subject to inherent uncertainty. Factors that may cause actual results or earnings to differ materially from these forward-looking statements include those discussed and identified in filings we make with the Australian Securities Exchange and the United States Securities and Exchange Commission (“SEC”), including the risk factors described in the Company’s Annual Report on Form 20-F, which we filed with the SEC on 12 November 2009.
Because these forward-looking statements are subject to assumptions and uncertainties, actual results may differ materially from those expressed or implied by these forward-looking statements. You are cautioned not to place undue reliance on these statements, which speak only as of the date of this release.
All subsequent written and oral forward-looking statements concerning the matters addressed in this release and attributable to us or any person acting on our behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this release. Except to the extent required by applicable law or regulation, we undertake no obligation to update these forward-looking statements to reflect events or circumstances after the date of this release.
All references to currencies, unless otherwise stated, reflect measures in Australian dollars.
About Sims Metal Management
Sims Metal Management (www.simsmm.com) is the world’s largest listed metal recycler with approximately 230 facilities and 5,500 employees globally. Sims’ core businesses are metal recycling and recycling solutions. Sims Metal Management generated approximately 90 per cent of its revenue from operations in North America, the United Kingdom, Continental Europe, New Zealand and Asia in fiscal 2009. The Company’s ordinary shares are listed on the Australian Securities Exchange (ASX: SGM) and its ADRs are listed on the New York Stock Exchange (NYSE: SMS).
For further information contact

Dan Dienst		Rob Larry
Group Chief Executive Officer	or	Group Chief Financial Officer
Tel: +1 212 500 7410		Tel: +1 312 644 8205

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